Exhibit 99.1

MATERIAL FACT (“HECHO ESENCIAL”)

Celulosa Arauco y Constitución S.A.

Santiago (Chile), November 6, 2026

Messrs.

Commission for the Financial Market

(Comisión para el Mercado Financiero)

Dear Sirs:

The undersigned, on behalf of the closely-held corporation (sociedad anónima cerrada) Celulosa Arauco y Constitución S.A. (“Arauco” or the “Company”), Chilean Tax Identification No. 93,458,000-1, both domiciled in the Metropolitan Region of Chile, at Avenida El Golf No. 150, 14th Floor, commune of Las Condes, and duly authorized by the Board of Directors, hereby notifies you of the following material information in relation to the Company, its business, its public offering securities or the offer thereof, pursuant to article 9 and second paragraph of article 10, both of Law No. 18,045, and Regulation of General Application (Norma de Carácter General) No. 30, issued by the Commission for the Financial Market (the “Commission”):

On the date hereof, the Company has placed sustainable and hybrid bonds in the local market, which were issued in dematerialized and bearer form. Their most relevant conditions are the following:

1.-        Series “AH” Bonds, for an aggregate amount of 10,000,000 Unidades de Fomento (“UF”), maturing on December 7, 2058. Interest will accrue from September 7, 2026, and will be paid in a quarterly installment on December 7, 2026; thereafter, interest will be paid semiannually on June 7 and December 7 of each year, starting June 7, 2027. The principal will be payable in one installment on December 7, 2058.

The offering was placed at a placement rate (“tasa de colocación”) of 4.13% per annum and considered a local placement margin (“margen de colocación local”) of 1.68%.

The “AH” Series Bonds will accrue over the outstanding principal thereof, expressed in UF, a coupon interest of 3.75% per annum until December 7, 2033, thereafter adjustable as indicated in public deed dated September 14, 2026, granted before the Notary of Santiago, Mrs. María Soledad Lascar Merino, under record No. 48,085.

2.-       The “AH” Series Bonds have been issued under the Company’s line of bonds registered in the Securities Registry of the Commission under No. 1277, on September 16, 2026. The “AH” Series Bonds were approved by the Company’s Board of Directors on September 4, 2026.

3.-      The Bonds that have been issued and placed are classified as “hybrids” for rating purposes by rating agencies, which, given certain characteristics of the Bonds, will consider up to 50% of the placement amount as “equity credit” (solely for rating purposes). These characteristics include, among others, the following: (i) the Bonds are subordinated to other financial obligations of the Company; (ii) interest payments may be deferred at the Company’s discretion, but in such case, the Company may not distribute dividends while there are deferred outstanding interest payments; and (iii) the Bonds may not be prepaid before September 7, 2033.

4.-       The “AH” Series Bonds have a local credit rating of A+ granted by Feller Rate and A granted by Fitch Chile, as evidenced by the respective certificates issued by such rating agencies.

5.-       Link Capital Partners and Banco Santander Chile acted as financial advisors, while Santander Corredores de Bolsa Limitada served as the placement agent. There is no ownership relationship with these firms.

6.-       Other relevant conditions of the abovementioned bonds are the following:

i)	The “AH” Series Bonds will have no guarantee; and
ii)	The proceeds from the placement of the “AH” Series Bonds will be used 100% for general corporate purposes of the Company and/or its subsidiaries.

Regardless of the use of the proceeds described above, the Bonds are classified as “sustainable”, given that Arauco and/or its subsidiaries will allocate an amount equivalent to the proceeds obtained from such issuance and placement to finance or refinance, in whole or in part, one or more green and/or social projects selected for the purposes of the issuance, in accordance with the Sustainable Financing Framework adopted by the Company and published on its website.

The abovementioned green and/or social projects may include: (i) projects with disbursements made by Arauco and/or any of its subsidiaries within the 24 months preceding the issuance of the Bonds; and (ii) projects with disbursements to be made by Arauco and/or any of its subsidiaries after the referred issuance, and up to the maturity date of the same Bonds.

It is estimated that the placement of the Bonds referred to above will have no significant effects on the Company’s financial statements.

Likewise, it is hereby noted that, on the date hereof, Arauco’s Board of Directors has agreed to consolidate and update the Company’s dividend policy into a single text, the wording of which is as follows:

“The Company will annually distribute, as a dividend, an amount equivalent to 30% of the net income (utilidades líquidas) for fiscal year 2026 that is distributable as dividends, and an amount equivalent to 40% of the net income of each subsequent fiscal year that is distributable as dividends. The foregoing is without prejudice to the Board’s authority to approve interim dividends, to the extent that the year is expected to end with positive results and the Company’s cash availability so permits.

Notwithstanding the foregoing, in the event the Company exercises the right to defer interest payments on hybrid bonds which respective issuance agreements grant it such right, the Company may not agree to distribute or pay dividends while any deferred interest payments remain outstanding.”

Very truly yours,

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Felipe Guzmán Rencoret

General Counsel

c.c.

- Santiago Stock Exchange

- Chilean Electronic Exchange

- Representative of the Bondholders – Banco Santander Chile

- Santander Corredores de Bolsa Limitada